UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

VistaGen Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

92840H103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 92840H103

(1) Names of Reporting Persons.

Platinum Long Term Growth VII, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 790,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 790,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

790,000 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [X] See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 92840H103

(1) Names of Reporting Persons.

Platinum Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 790,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 790,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

790,000 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 92840H103

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 790,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 790,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

790,000 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%

(12) Type of Reporting Person (See Instructions).

IN

Item 1.

(a) Name of Issuer.

VistaGen Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices.

384 Oyster Point Blvd., No. 8
South San Francisco, CA 94080

Item 2.

(a) Name of Person Filing.

Platinum Long Term Growth VII, LLC
Platinum Management (NY) LLC
Mark Nordlicht

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 4th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Platinum Long Term Growth VII, LLC - Delaware
Platinum Management (NY) LLC - Delaware
Mark Nordlicht – United States

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

92840H103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)  ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) Amount Beneficially Owned: 790,000 shares of Common Stock.

As of December 31, 2013, the number of shares beneficially owned includes 790,000 shares of common stock owned by Platinum Long Term Growth VII, LLC (“Platinum VII”).

The number of shares beneficially owned excludes 12,750,000 shares of Common Stock that may be acquired by Platinum VII upon exchange of 425,000 shares of Series A Convertible Preferred Stock.  Pursuant to that Note Exchange and Purchase Agreement by and between the Issuer and Platinum VII, there is a limitation on exchange such that the number of shares of Common Stock that may be acquired by Platinum VII upon exchange of the Series A Convertible Preferred Stock is limited to the extent necessary to ensure that, following such exchange, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof.

Further, the number of shares beneficially owned also excludes 8,982,571 shares of Common Stock that may be acquired by Platinum VII upon conversion of various convertible notes or exercise of various common stock purchase warrants issued by the Issuer (before giving effect to accrued but unpaid interest on such convertible notes).  Pursuant to the terms of the respective convertible notes and common stock purchase warrant agreements, there is a limitation on conversion of the notes and exercise of the warrants such that the number of shares of Common Stock that may be acquired by the holder upon such conversion or exercise is limited to the extent necessary to ensure that, following such conversion or exercise, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% or 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof.

Further, the number of shares beneficially owned also excludes Series A Exchange Warrants that may be issued to Platinum VII upon exchange of the Series A Convertible Preferred Stock.  Assuming exchange of all 425,000 shares of Series A Convertible Preferred Stock, the Series A Exchange Warrants entitle the holder to acquire up to 6,375,000 shares of Common Stock.  Pursuant to the terms of the Series A Exchange Warrant agreement, there is a limitation on exercise of the Series A Exchange Warrants such that the number of shares of Common Stock that may be acquired by the holder upon such exercise is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% or 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof.

(b) Percent of class:  9.9%

(c) Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 0
(ii)   Shared power to vote or to direct the vote: 790,000
(iii)  Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 790,000

The shares of Common Stock (the “Shares”) reported in this Schedule 13G are held directly by Platinum Long Term Growth VII, LLC.  Platinum Management (NY) LLC is the investment manager of Platinum Long Term Growth VII, LLC.  Mr. Nordlicht is the Chief Investment Officer of Platinum Management (NY) LLC and has voting and investment control of the Shares held by Platinum Long Term Growth VII, LLC.  Each of Platinum Management (NY) LLC and Mr. Nordlicht expressly disclaims beneficial ownership of the Shares held by Platinum Long Term Growth VII, LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See previously filed Joint Filing Agreement.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Platinum Long Term Growth VII, LLC

By: /s/ OLIVER JIMENEZ
Oliver Jimenez
Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht